

October 14, 2014

Via E-mail

T. Richard Riney, Esq.
Executive Vice President, Chief Administrative Officer,
General Counsel and Secretary
Ventas, Inc.
10350 Ormsby Park Place
Suite 300
Louisville, KY 40223

> **Re: Ventas, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 16, 2014**
> **File No. 333-198789**

Dear Mr. Riney:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with copies of all the materials that Citi prepared in connection with its fairness opinion or otherwise provided to the board, including, among other things, any board books, drafts of fairness opinions and summaries of all oral presentations made to the board.

2.   Please include pro forma operating data for the combined company, including geographic diversification, tenant concentration and lease expirations.

Prospectus Summary

The Merger and the Merger Agreement, page 10

3. We note that the overall merger consideration would be approximately $1.8 billion, based on a September 12, 2014 date. We further note that in no event will the cash portion of the merger consideration be paid with respect to more than 10 percent of the shares of HCT common stock issued and outstanding immediately prior to the merger closing date. Please quantify the maximum amount of cash consideration that you may pay should 10 percent or greater of HCT shareholders elect to receive cash consideration. Please also include disclosure in the body of the prospectus as to the approximate prorated amount of cash consideration per share HCT stockholders may receive should 10 percent, 50 percent and 100 percent of HCT stockholders elect to receive cash.

The Merger, page 43

4. Please provide further details on the February 24, 2014 meeting that took place between Mr. D'Arcy and you at your Chicago office, including what prompted the meeting and whether or not any acquisition or other plans were discussed.

5. We refer to the March 30, 2014 meeting. Please identify HCT's legal advisors here and disclose if they were specifically retained in connection with the liquidity or merger process. In addition, please clarify when Ventas engaged its financial advisor, Centerview Partners, LLC, and when the HCT Board engaged Venable LLP as its legal counsel.

6. We refer to the conversations between Ms. Cafaro and Mr. Schorsh that occurred in early April 2014. Please disclose who initiated the conversations, whether they were held in person or telephonically, and discuss what prompted merger discussions at this time. In addition, we note your disclosure that Mr. Schorsch declined to consider these preliminary indications of interest, but note that the parties entered into an NDA the following day. Please clarify.

7. We note that HCT's board engaged Merrill Lynch and RCS Capital to assist in evaluating a variety of financial and strategic alternatives before pursuing a merger with Ventas. Please briefly describe any of these alternatives to the extent given material consideration and briefly describe why management and the board decided not to pursue these alternatives. Specifically, please discuss in greater detail the possible business combination transaction (i.e., "Unrelated Possible Acquisition") referenced throughout, including the details of the May 28, 2014 meeting in which it was decided to terminate negotiations with the Unrelated Possible Acquisition.

8. Please discuss any material terms of the merger agreement that were negotiated during the May 29 – 31, 2014 meetings.

9.   Please discuss how the members of the Transaction Committee were selected and what duties they were assigned.

Opinion of HCT's Financial Advisor, page 55

10.   Please delete the statement that the summary of the Citi's opinion is "qualified in its entirety by reference to the full text of the opinion." Investors are entitled to rely upon your disclosure.

11.   We note that in rendering the fairness opinion, Citi relied on financial forecasts prepared by HCT and Ventas management. Please revise your disclosure to describe the financial projections relied upon and to summarize the other information that is material to the fairness opinion.

12.   We note that Citi's opinion was delivered on June 1, 2014. Please disclose whether any material changes in HCT's operations, performance, or in any of the projections or assumptions upon which Citi based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the HCT stockholder meeting.

Selected Public Companies Analysis, page 59

13.   Please disclose in more detail the criteria used to select the public companies used. If any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded. Provide similar disclosure in the "Selected Precedent Transactions Analysis" section.

14.   Please expand upon the disclosure as to how estimated FFO and AFFO values of comparable companies were calculated, including whether the FFO values were all calculated in accordance with the NAREIT FFO definition. Please make similar revisions to the "Ventas Financial Analysis" discussion that begins on page 61.

Selected Precedent Transactions Analysis, page 60

15.   Please revise to state when the transactions were completed. We also note that some of the transactions listed were announced in 2005, 2006 and 2007. To the extent that such transactions were also consummated during that time period, please discuss why such transactions are useful for comparison in light of the substantial time that has passed since they were completed and the intervening downturn in the real estate market and global economy.

Discounted Cash Flow Analysis, page 61

16.   Please discuss in greater details the assumptions used in the discounted cash flow analysis.

Miscellaneous, page 63

17.   Please disclose the amount of compensation Citi has received from HCT and its affiliates
        and Ventas in the last two years for the services disclosed in this section.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 3 – Adjustsments to Unaudited Pro Forma Condensed Consolidated Statements of Income,
page 105

18.   We note your disclosure from footnotes (L) and (Q) regarding adjustments made to
        merger-related expenses and deal costs and other expenses. Please revise your disclosure
        to further explain the adjustments made to merger-related expenses and deal costs and to
        more clearly indicate the amounts of material nonrecurring charges that are not being
        included in the pro forma income statements, resulting from the merger, for each
        company and each respective period.

19.   We note your disclosure in footnote (P) explaining your estimates and assumptions used
        to calculate the pro forma adjustments to depreciation and amortization expense. Please
        expand your disclosure to more clearly show the calculation used to arrive at the
        adjustment amounts for each period presented, including the specific asset categories the
        adjustments relate to and the corresponding useful lives.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Dan Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Senior Counsel, at (202) 551-3391 or me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor

cc: Robin Panovka